Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Clariant Ltd

Subject Company: Huntsman Corporation

Commission File Number: 001-32427

Finanz und Wirtschaft | 02.09.2017 | Christian Braun

Huntsman CEO: “We do not have to merge, we want to”

Peter Huntsman, CEO of Huntsman and designated CEO of HuntsmanClariant, speaks about the merger between Clariant and Huntsman for the first time in Switzerland.

May 22, 2017 is a historic date for Clariant and the American chemical company Huntsman. On this date, they announced their merger into the world’s second-largest specialty chemical group. With a partner and with the resulting economies of scale, they argued, chances to compete in the market would be better. But the plan, which still has to be approved by shareholders of both companies, also drew skepticism and criticism.

Peter Huntsman, CEO of Huntsman and designated CEO of HuntsmanClariant, responds in this interview. He also outlines how he pictures the new company.

Mr. Huntsman, many mergers do not live up to their promises. With regards to Huntsman and Clariant, where do you see the greatest risks?

The greatest risk is probably that a macroeconomic environment could thwart our calculations. Frankly, I really don’t have any major concerns about cultural risks.

Why not, when they are so often a cause for concern?

Most mergers are the result not of a willingness to seize an opportunity but of desperation. That is not a good starting point. HuntsmanClariant, on the other hand, is a merger driven by opportunities. Both companies were trading at multi-year highs at the time of the decision, with higher margins and cash generation than for many years. Clariant CEO Hariolf Kottmann and I have been discussing various opportunities for more than eight years. Huntsman and Clariant don’t have to merge, we want to. As such, we are approaching this transaction with a different mindset.

So, you are not afraid of a power struggle or a clash of different cultures?

No more than is usual in companies. Huntsman and Clariant both have cultures based on a core set of values that allow them to assimilate and adapt to changes. If we wanted to create a much larger Huntsman or a much larger Clariant, then we would fail. We have to take the best from both sides and use it to create a new culture.

The proposed merger has sparked skepticism and also criticism. Has the extent surprised you?

Given the number of mergers that have encountered difficulties, it hasn’t surprised me. When there are changes in an organization, this always creates scope for criticism. Take the acquisition of Süd-Chemie by Clariant, for example. Initially, the share price dropped sharply. Today, the industry considers it as one of the finest acquisitions of the last ten years. When Huntsman bought ICI, it was also criticized. But it was a success - because we managed to integrate the cultures. I hope we will be able to say same of HuntsmanClariant: that people will look back and say that it was a very good move. Anyone who is afraid of change, because they are afraid of criticism, will never make a bold decision.

The criticism focuses on the Clariant part of the merger agreement, claiming that Clariant is undervalued in the agreement and is taking a step backwards. So is the opposite true for Huntsman?

The allocation - 52 percent for Clariant shareholders, 48 percent for Huntsman shareholders - is based on the ratio of market values. I consider that fair for both sides. Huntsman shareholders looked at the forthcoming Venator IPO, our pigments and additives business, which would add billions to the balance sheet, at rising margins and higher cash generation, and they asked themselves why they should give half of this away. Clariant shareholders, on the other hand, pointed to their high-margin specialties business and asked themselves why they should let that be diluted. Both questions miss the point. Time will tell: It is a merger of opportunities for both sides.

Huntsman doesn’t have any real opposition though - no activists like White Tale, which is fighting the merger.

The opposing shareholder White Tale is not representative of Clariant’s shareholder base. Years ago, we also had to deal with Corvex — the one part of White Tale. When we wanted to buy Rockwood’s titanium dioxide pigments business and combine it with our own activities, Corvex was strongly opposed to this and said it would be a disaster. Three weeks ago, we floated this business on the stock exchange as Venator and it is clear for all to see: We have created added value worth billions of dollars for our shareholders.

How do you think Clariant shareholders perceive the deal?

I have spent more time with Clariant shareholders than with Huntsman shareholders since the merger was announced, and I don’t get the impression that they are opposed to the deal. Do they have questions, and do they want to know what Huntsman is? Of course they do. And this is how it should be. It is exactly the same on the other side. Once things are explained, I see almost unanimous approval.

Do you think there would have been less criticism if the major improvement in performance at Huntsman in the first half of the year had come a little earlier?

The improvement in performance should not have come as a surprise. At the end of 2016, we gave investors a detailed picture of how and why the individual segments would improve, and we delivered.

The leap in performance might have been unexpected for Clariant shareholders and other stakeholders, though.

This is exactly why we address their questions and tell them about the company. Huntsman is a fine company, as is Clariant, and HuntsmanClariant will be a better company than Huntsman and Clariant are today - dollar for dollar and Swiss franc for Swiss franc. If we don’t manage that, then we’ve failed.

In a nutshell, then: What are Huntsman’s main strengths?

We have a very competitive upstream business that gives us a secure and low-cost supply of raw materials, namely ethylene oxide. From here, we have successfully developed our activities downstream towards specialized, differentiated products that add value and solve problems. This is recognized, for example, by the Supplier Innovation Award, which we were awarded by BMW.

From an external perspective, certain improvements — in the balance sheet, cash flow, development of the business downstream — have been slow in coming. Why isn’t Huntsman further?

We haven’t been sitting around. Huntsman has changed radically over the last ten to fifteen years, from a manufacturer with many replaceable products to a backward-integrated specialty supplier. The portfolio has changed fundamentally as a result of this and has become more efficient. That took time, as did the strong push towards globalization of our businesses.

Huntsman shares, however, have clearly underperformed over a ten-year period, both compared to the sector and to the market as a whole.

That is related to what I just said. Given where we have come from and the fact that we had various cyclical operations that admittedly underperformed, we have performed well. This is all the more true given the above-average growth of the share price within a shorter period.

Let us look to the future. Where do you see HuntsmanClariant in terms of profitability in five years’ time?

A margin level in the high teens, perhaps even 20 percent, should be possible at the EBITDA level — that is, operating profit before depreciation and amortization. Today, Huntsman and Clariant each achieve around 15%. We should also be able to generate a strong cash flow from EBITDA - more than 50 percent, I hope.

How will growth look?

We should be able to grow at least twice as fast as global gross domestic product (GDP). Many of our joint businesses have been growing faster than GDP for years now. Add to this our broad geographical coverage and the fact that the combined companies will be investing roughly USD 1 million a day in research and development. This not only gives us the opportunity to expand, it also enables us to replace existing applications and materials with more innovative ones.

How strong do you expect the balance sheet to be?

In purely statistical terms, I hope that HuntsmanClariant will be an investment grade company well within the next five years. The proceeds from the sale of the remaining shares in Venator - we placed a good 21 percent on the market for around USD 450 million - should bring us close in around two years.

And the portfolio- will it look different in five years’ time?

Both partners have been managing their portfolios actively in recent years, divesting loose ends and making bolt-on acquisitions — and, at Clariant, there was also the transformational acquisition of Süd- Chemie. This approach is unlikely to change much in the future. The focus will be on moving further downstream - towards specialized products — where research and chemistry can set you apart from other companies.

Has the division of responsibilities between you and Chairman Kottmann already been defined?

It is not that we have drawn up a contract that states who does what. But we have a common understanding. Hariolf Kottmann will play a major role. I am glad about that. His contributions are very valuable, and we will pursue constructive team play, not a battle of the egos.

Peter Huntsman

The fact that the CEO has the same name as the company is no coincidence: Peter Huntsman is the second oldest of the nine children of the company’s founder Jon Huntsman. He has been presiding over Huntsman as its CEO for seventeen years already. He was 37 when he took office.

It was a difficult time. The company, which was still private at that time, had begun to falter under a high burden of debt - the result of rapid growth through acquisitions. Today he is 54 and the company is stabilized, listed on the exchange, repositioned, and soon to be merged according to the plan.

Peter Huntsman will also preside over the new company, HuntsmanClariant, as its CEO. He will be doing this with thirty years of experience. Since 1987 he has held positions in various areas of Huntsman, a company founded in 1970 and listed on the exchange since 2005. He was Chief Operating Officer (COO) from 1994 until he was appointed CEO in 2000.

But his first work for Huntsman goes back even further: As a student he was a truck driver. When he began taking on tasks in the areas of sales and marketing he intended to take a break from his studies for a few months. He never took them up again.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Clariant Ltd (“Clariant”) and Huntsman Corporation (“Huntsman”) have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements about the anticipated benefits of the contemplated transaction, including future financial and operating results and expected synergies and cost savings related to the contemplated transaction, the plans, objectives, expectations and intentions of Clariant, Huntsman or the combined company, the expected timing of the completion of the contemplated transaction. Such statements are based on the current expectations of the management of Clariant or Huntsman, as applicable, are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Neither Clariant nor Huntsman, nor any of their respective directors, executive officers or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the contemplated transaction; uncertainties as to the approval of Huntsman’s stockholders and Clariant’s shareholders required in connection with the contemplated transaction; the possibility that a competing proposal will be made; the possibility that the closing conditions to the contemplated transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval; the effects of disruption caused by the announcement of the contemplated transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that stockholder litigation in connection with the contemplated transaction may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; ability to refinance existing indebtedness of Clariant or Huntsman in connection with the contemplated transaction; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the contemplated transaction; transaction costs; actual or contingent liabilities; disruptions to the financial or capital markets, including with respect to the financing activities related to the contemplated transaction; and other risks and uncertainties discussed in Huntsman’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the “Risk Factors” sections of Huntsman’s annual report on Form 10-K for the fiscal year ended December 31, 2016 and the quarterly report on Form 10-Q for the six month period ended June 30, 2017. You can obtain copies of Huntsman’s filings with the SEC for free at the SEC’s website (www.sec.gov). Forward-looking statements included herein are made only as of the date hereof and neither Clariant nor Huntsman undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Important Additional Information and Where to Find It

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the contemplated transaction, Clariant intends to file a registration statement on Form F-4 with the SEC that will include the Proxy Statement/Prospectus of Huntsman. The Proxy Statement/Prospectus will also be sent or given to Huntsman stockholders and will contain important information about the contemplated transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CLARIANT, HUNTSMAN, THE CONTEMPLATED TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Clariant and Huntsman through the website maintained by the SEC at www.sec.gov.

PARTICIPANTS IN THE SOLICITATION

Huntsman and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Huntsman investors and shareholders in connection with the contemplated transaction. Information about Huntsman’s directors and executive officers is set forth in its proxy statement for its 2017 Annual Meeting of Stockholders and its annual report on Form 10-K for the fiscal year ended December 31, 2016. These documents may be obtained for free at the SEC’s website at www.sec.gov. Additional information regarding the interests of participants in the solicitation of proxies in connection with the contemplated transactions will be included in the Proxy Statement/ Prospectus that Huntsman intends to file with the SEC.